

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 11, 2016

Nessan Bermingham, Ph.D.
President and Chief Executive Officer
Intellia Therapeutics, Inc.
130 Brookline Street, Suite 201
Cambridge, Massachusetts 02139

> **Re:** **Intellia Therapeutics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 22, 2015**
> **CIK No. 0001652130**

Dear Dr. Bermingham:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note your reference of Dr. Doudna as a "co-founder" of your company. We also note your website describes Dr. Dounda as an advisor to the company. Please revise the Prospectus Summary and other applicable sections of the registration statement to clearly explain the extent of her involvement with your company. For example, please explain what it means to be a "co-founder." The term "founder" implies that one has some control over and a financial interest in the company, yet your disclosures do not indicate that she has a significant financial interest or control. A "founder" who is not a principal stockholder or employee does not appear to have a current connection to the company. In this regard, please explain whether Dr. Doudna's has maintained or transferred her initial co-founder interests and other rights in the company. Please describe her advisory role. We note you highlight the

work of Dr. Doudna, but provide no indication that she is a non-employee consultant to your company.

2.   Please also clarify the nature and scope of any engagement with Dr. Doudna to include what entitlement, if any, you have to intellectual property deriving from her research. For example, we note Dr. Doudna is a co-founder of your licensor Caribou, and is widely recognized for her contributions to the development of CRISPR/Cas9 as a genome engineering tool. Does Caribou have any claim to intellectual property derived from Dr. Doudna's research?

3.   We refer to your last bullet point on page 2. Please revise your disclosure here and in your "Intellectual Property" section on page 87 to explain your leading intellectual property position in view of the competing claims concerning the intellectual property sublicensed from Caribou. In addition, please disclose whether you have any rights to issued patents relating to the CRISPR/Cas9 technology in the first bullet on page 87.

Risks Associated With Our Business, page 6

4.   Please add a risk factor to describe briefly the risks associated with your ability to obtain issued patents and to utilize the intellectual property sublicensed pursuant to the Caribou agreement. In this regard, we note your reference to certain patents issued to Broad that claim aspects of CRISPR/Cas9 systems and methods to edit genes in eukaryotic cells, a primary focus of your pipeline.

We face significant competition in an environment of rapid technological change,…page 21

5.   We note that certain of your founders have affiliations with other gene editing companies. Please identify your founders and their current affiliations with other gene editing companies. Describe their current involvement with your company and their involvement with other gene editing companies.

The Regents of the University of California and the University of Vienna IP, page 89

6.   Please clarify here and throughout your prospectus whether the material intellectual property in this "patent family" consists solely of patent applications or issued patents.

7.   We note your disclosure on page 37 and 89 regarding the request to the USPTO, asking that an interference be declared between the UC/Vienna/Charpentier patent application and certain patents issued to the Broad Institute and Massachusetts Institute of Technology. We also note recent news accounts of the USPTO recommendation regarding this request. Please revise your disclosure to include any changes to this disclosure and briefly describe Dr. Doudna's interest in these

proceedings. In addition, please add a brief description of the interference to your prospectus summary.

Executive Compensation, page 114

8.   Please update your disclosure to include the disclosures required by Item 402 of Regulation S-K for your last completed fiscal year.

Certain Relationships and Related Party Transactions, page 120

9.   Caribou Biosciences' website indicates that they are also one of your co-founders. Please revise to identify them as such here and in your prospectus summary.

Notes to Consolidated Financial Statements
7. Preferred Units and Preferred Stock
Merger with Intellia Therapeutics, Inc.

10.   Please refer to your response to our prior comment 4. Provide us your analysis with reference to authoritative literature supporting why no change in fair value between stockholders, individually or as a class, results in accounting for the Reorganization as a modification of the equity securities and presented as a reclassification of the components of equity as of the date of its occurrence.

You may contact Tabatha McCullom at (202) 551-3658 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
    Arthur R. McGivern
    Goodwin Procter LLP